FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES
Director Shareholding 12:19 1 Nov 2002 PRNUK-0111
Purchase of Own Securities 16:59 1 Nov 2002 PRNUK-0111
Purchase of Own Securities 17:01 4 Nov 2002 PRNUK-0411
Diageo updates on Burger King 07:00 7 Nov 2002 4742D
Purchase of Own Securities 16:59 8 Nov 2002 PRNUK-0811
Director Shareholding 17:06 8 Nov 2002 PRNUK-0811
Purchase of Own Securities 17:05 11 Nov 2002 PRNUK-1111
Filing of Diageo's US Form 20 09:00 12 Nov 2002 6584D
Purchase of Own Securities 16:54 13 Nov 2002 PRNUK-1311
Purchase of Own Securities 17:01 14 Nov 2002 PRNUK-1411
Director Shareholding 15:47 15 Nov 2002 PRNUK-1511
Purchase of Own Securities 17:19 15 Nov 2002 PRNUK-1511
Diageo update on Burger King 13:00 18 Nov 2002 9321D
Purchase of Own Securities 09:11 20 Nov 2002 PRNUK-2011
Correction -- Purchase of Own Securities 17:07 20 Nov 2002 PRNUK-2011
Purchase of Own Securities 17:23 21 Nov 2002 PRNUK-2111
Director Shareholding 15:22 22 Nov 2002 PRNUK-2211
Purchase of Own Securities 17:16 22 Nov 2002 PRNUK-2211
Purchase of Own Securities 16:56 25 Nov 2002 PRNUK-2511
Purchase of Own Securities 18:05 27 Nov 2002 PRNUK-2711
Purchase of Own Securities 17:32 28 Nov 2002 PRNUK-2811
Director Shareholding 10:47 29 Nov 2002 PRNUK-2911
Purchase of Own Securities 16:59 29 Nov 2002 PRNUK-2911

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date 6 December 2002	By

	Name: Title:	J Nicholls Assistant Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 November 2002 – 30 November 2002

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Messrs Walsh and Rose inform Company of	Diageo Update on BurgerKing Transaction
their beneficial interests
(1 November 2002)	(18 November 2002)

Announcement	Announcement
Purchase of Own Shares	Purchase of Own Shares
(1 November 2002)	(20 November 2002)

Announcement	Announcement
Purchase of Own Shares	Correction to Purchase of Own Shares
(4 November 2002)	announcement
(20 November 2002)

Announcement	Announcement
Diageo Updates on BurgerKing Transaction	Purchase of Own Shares
(7 November 2002)	(21 November 2002)

Announcement	Announcement
Purchase of Own Shares	Messrs Walsh and Rose inform Company of
(8 November 2002)	their beneficial interests
(22 November 2002)

Announcement	Announcement
• Lord Blyth and Messrs Walsh and Rose	Purchase of Own Shares
inform Company of their beneficial	(22 November 2002)
interests

• Transfer of Shares by Employee Share
Trust Trustee

• Business resolution lodged at UKLA
(8 November 2002)

Announcement	Announcement
Purchase of Own Shares	Purchase of Own Shares
(11 November 2002)	(25 November 2002)

Announcement	Announcement
Filing of Diageo’s US Form 20-F	Purchase of Own Shares
(12 November 2002)	(27 November 2002)

Announcement	Announcement
Purchase of Own Shares	Purchase of Own Shares
(13 November 2002)	(28 November 2002)

Announcement	Announcement
Purchase of Own Shares	Messrs Walsh and Rose inform Company of
(14 November 2002)	their beneficial interests
(29 November 2002)

Announcement	Announcement
Messrs Walsh and Rose inform Company of	Purchase of Own Shares
their beneficial interests	(29 November 2002)
(15 November 2002)

Announcement
Purchase of Own Shares
(15 November 2002)

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 12:19 1 Nov 2002 PRNUK-0111

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

     Diageo plc (the ‘Company’) announces that it received notification on 1 November 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 6,189 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 1 November 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

01.11.02	6,189	£3.53-£5.23

The total holding of the Trust now amounts to 1,850,598 Ordinary Shares.

     2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has transferred or sold 109 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

	No. of	No. of	No. of
	Ordinary	Ordinary	Ordinary
	Shares	Shares	Shares	Price per
Date of Transaction	Sold	Transferred	Purchased	Share

30.10.02	109			£7.055

     The total holding of the Plan now amounts to 1,752,057 Ordinary Shares.

     1 November 2002

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:59 1 Nov 2002
Number	PRNUK-0111

1 November 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,500,000 ordinary shares at an average price of 722.01p per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:01 4 Nov 2002
Number	PRNUK-0411

4 November 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average price of 745.46p per share.

Company	Diageo PLC
TIDM	DGE
Headline	Diageo updates on Burger King
Released	07:00 7 Nov 2002
Number	4742D

7 November 2002

Diageo updates on Burger King transaction

     Diageo plc announced on 25 July 2002 the proposed sale of Burger King Corporation to a buyer group composed of Texas Pacific Group (TPG), Bain Capital and Goldman Sachs Capital Partners (the buying group). As announced at the time, the conditions to completion included Burger King Corporation satisfying certain performance targets during the period to closing and the purchaser’s financing.

     Diageo has been informed by the buying group that, in the light of the conditions existing in Burger King’s markets and the buying group’s judgement of their potential effects under the agreement, including their potential effects under its financing, the buying group wants to discuss with Diageo potential revisions to the terms of the July agreement. These discussions are taking place and will continue over the next few weeks. As with any such discussion this may result in no changes to the existing terms, changes to the existing terms, or separation of Burger King Corporation under the transaction to the buying group not proceeding. Further announcements will be made when appropriate.

-ends-

Investors enquiries Catherine James 020 7927 5272

Investor.rel@diageo.com
Media enquiries Kathryn Partridge 020 7927 5225
Media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:59 8 Nov 2002
Number	PRNUK-0811

8 November 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,750,000 ordinary shares at an average of 708.19 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	17:06 8 Nov 2002
Number	PRNUK-0811

TO:	Regulatory Information System PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces the following.

1 That it received notification on 8 November 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 326 of the Company’s ordinary shares of 28 101/ 108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

(i)	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

(ii)	Transactions notified on 8 November 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

8.11.02	326	£4.89-£5.23

The total holding of the Trust now amounts to 1,850,272 Ordinary Shares.

2 That it received notification on 8 November 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that:

(i)	the Trustee purchased 50,532 Ordinary Shares in respect of participants in the Plan on 8 November 2002 at a price 708.5p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan.

(ii)	the following directors of the Company were allocated Ordinary Shares on 8 November 2002 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	27
P S Walsh	27

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 708.5p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

As a result of the purchase disclosed in (i), the total holding of the Trustee now amounts to 1,802,589 Ordinary Shares.

3  That it received notification on 8 November 2002 from Lord Blyth that he has purchased 1,052 Ordinary Shares on 8 November 2002 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 708.5p.

4  Diageo plc (the ‘Company’) announces that the following directors of the Company are participants in the Diageo Dividend Reinvestment Plan and Ordinary Shares were purchased on 4 November 2002 (with a settlement date of 7 November 2002) at a price of £7.465 in respect of the final ordinary dividend paid on 4 November 2002:

Name of Director	No. of Ordinary Shares

Lord Blyth	214
R F Chase	212
N C Rose	1,644
J K Oates	53

As a result of the transactions disclosed in 2, 3 and 4, interests of directors of the Company in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	90,470
P S Walsh	444,589	*

* (of which 4,932 are held in the form of American Depositary Shares);

Lord Blyth	20,580
R F Chase	11,198
J K Oates	3,169

5  That it received notification on 7 November 2002 for the purposes of Section 329 of the Companies Act 1985 of a transaction by the trustee of the Grand Metropolitan PLC No 2 Employee Share Trust (the ‘Employee Share Trust’) as detailed below. The Employee Share Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with former Grand Metropolitan PLC share schemes.

(i)	A notification that Hill Street Trustees Limited as trustee of the Employee Share Trust had, on 7 October 2002, transferred 4,000 Ordinary shares to Mr P S Walsh, a director of the Company, being the balance of shares retained by him following the exercise of an option granted under the Company’s US Stock Option Plan, as announced on 3 October 2002.

(ii)	The follow executive directors of the Company are potential beneficiaries of the Employee Share Trust;

P S Walsh

N C Rose

As a result of the above transaction, the Employee Share Trust’s total holding in the Company is 24,528 Ordinary Shares and 447,580 Ordinary Shares subject to call options.

6  That in accordance with paragraph 9 of the Listing Rules, two copies of a non-ordinary business resolution passed at the Company’s Annual General Meeting on 29 October 2002 have been lodged at the UK Listing Authority’s Viewing Facility. All resolutions contained in the Notice of Meeting of the

Annual General Meeting held on 29 October 2002 were passed by members. Two copies of the Notice of Meeting have been lodged at the UK Listing Authority’s Viewing Facility.

8 November 2002

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:05 11 Nov 2002
Number	PRNUK-1111

11 November 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 300,000 ordinary shares at an average of 709.97 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Filing of Diageo's US Form 20
Released	09:00 12 Nov 2002
Number	6584D

12 November 2002

Filing of Diageo’s US Form 20-F

In the preparation of its 2002 Annual Report on Form 20-F, which is expected to be filed with the US Securities and Exchange Commission on 12 November 2002, the group identified items for the 2002 UK to US GAAP (Generally Accepted Accounting Principles) reconciliations that were not included in the reconciliations in the 2002 UK Annual Report and Accounts. The additional items have no effect on any of the UK GAAP reported results. The UK to US GAAP reconciliations to be included in the 20-F filing reflect the following new amounts:

(1)  A reduction of £398 million (£569 million less deferred tax of £171 million) in US GAAP shareholders’ equity, arising in relation to an accounting deficit under US GAAP in respect of the group’s post employment obligations. There is no effect on US GAAP net income.

(2)  A reduction of £117 million (£128 million less deferred tax of £11 million) in US GAAP net income with a corresponding adjustment to shareholders’ equity. This arises from a reassessment of certain of the group’s financial instruments, principally a guarantee to third parties resulting in a deferral, for US GAAP reporting, of part of the gain arising on the disposal of Pillsbury. The restated US GAAP net income for the year ended 30 June 2002 is £2,554 million and basic earnings per ordinary share is 77.0 pence (previously reported as £2,671 million and 80.5 pence, respectively). The restated US GAAP net income for the six months ended 31 December 2001 is £1,710 million and basic earnings per ordinary share is 50.9 pence (previously reported in the filing on Form 6-K dated 21 March 2002 as £1,800 million and 53.6 pence, respectively).

US GAAP shareholders’ equity at 30 June 2002 would be reduced to £11,316 million from the previously reported £11,831 million. US GAAP shareholders’ equity at 31 December 2001 would be reduced to £12,517 million from the £12,607 million previously reported in the filing on Form 6-K dated 21 March 2002. There are no adjustments to any US GAAP figures reported in prior years.

The US GAAP reconciliation to the group’s UK GAAP financial statements is a technical requirement of the Form 20-F filed with the US Securities and Exchange Commission.

-ends-

Investors enquiries Kelly Padgett +00 1 202 715 1110
Sarah Pollard 020 7927 4250
Investor.rel@diageo.com
Media enquiries Isabelle Thomas 020 7927 5967
Media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:54 13 Nov 2002
Number	PRNUK-1311

13 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 705.25 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:01 14 Nov 2002
Number	PRNUK-1411

14 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average of 705.154 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:47 15 Nov 2002
Number	PRNUK-1511

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)  that it received notification on 15 November 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 5,164 of the Company’s ordinary shares of 28 101/ 108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 15 November 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

15.11.02	5,164	£4.47 - £5.23

The total holding of the Trust now amounts to 1,845,108 Ordinary Shares.

2)  that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has sold 225 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold at a price of £7.212 per share on 12 November 2002 by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

	No of	No of	No of
Date of	Ordinary Shares	Ordinary Shares	Ordinary Shares	Price
Transaction	Sold	Transferred	Purchased	Per Share

12.11.02	225	0	0	£7.212

The total holding of the Plan now amounts to 1,802,364 Ordinary Shares.

15 November 2002

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:19 15 Nov 2002
Number	PRNUK-1511

15 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 717.18 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Diageo update on Burger King
Released	13:00 18 Nov 2002
Number	9321D

18 November 2002

Diageo update on Burger King transaction

Diageo was informed on 15 November 2002 by the buying group led by Texas Pacific Group (TPG) that TPG and its partners would not be able to complete the acquisition of the Burger King Corporation on the terms previously agreed. However, TPG and its partners expressed a desire to continue in discussions towards a transaction materially different as to terms and structure.

Diageo is continuing its discussions with TPG, while considering the other options available to it.

- ends -
 Investors enquiries Catherine James 020 7927 5272

Investor.rel@diageo.com
Media enquiries Isabelle Thomas 020 7927 5967
Media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	09:11 20 Nov 2002
Number	PRNUK-2011

20 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that on 19 November 2002, it has purchased for cancellation through Merrill Lynch International 2,500,000 ordinary shares at an average of 685.26 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Correction — Purchase of Own Securities
Released	17:07 20 Nov 2002
Number	PRNUK-2011

The issuer advises that the Purchase of Own Securities announcement for PHS Group PLC was incorrectly distributed by PRNewswire under PRNUK-2011021642-B80E at 16:44. The correct company name for this announcement should have been Diageo Plc.

The full text shown below is unchanged.

20 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 702.5 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:23 21 Nov 2002
Number	PRNUK-2111

21 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 711.18 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:22 22 Nov 2002
Number	PRNUK-2211

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)  that it received notification on 22 November 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 833 of the Company’s ordinary shares of 28 101/ 108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 22 November 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

22.11.02	833	£5.05-£5.23

The total holding of the Trust now amounts to 1,844,275 Ordinary Shares.

2)  that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has sold 2,008 Ordinary Shares in respect of participants leaving the Plan and transferred 3,798 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at a price of £7.105 per share on 21 November 2002 by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share

21.11.02	2,008	£7.105

No of Ordinary Shares
Dates of Transactions	Transferred

18.11.02 and 21.11.02	3,798

The total holding of the Plan now amounts to 1,796,558 Ordinary Shares.

22 November 2002

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:16 22 Nov 2002
Number	PRNUK-2211

22 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 701.75 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:56 25 Nov 2002
Number	PRNUK-2511

25 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 300,000 ordinary shares at an average of 684.41 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	18:05 27 Nov 2002
Number	PRNUK-2711

27 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 685.04 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:32 28 Nov 2002
Number	PRNUK-2811

28 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 300,000 ordinary shares at an average of 694.89 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:47 29 Nov 2002
Number	PRNUK-2911

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 29 November 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 543,625 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 29 November 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

29.11.02	543,625	£4.47-£5.23

The total holding of the Trust now amounts to 1,300,650 Ordinary Shares

29 November 2002

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:59 29 Nov 2002
Number	PRNUK-2911

29 November 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average of 673.63 pence per share.